Exhibit 4.6

DESCRIPTION OF ATLAS LITHIUM CORPORATION’S SECURITIES
REGISTERED PURSUANT TO SECTION 12 OF THE
SECURITIES EXCHANGE ACT OF 1934

Overview

This section describes the general terms of the Company’s common stock. The Company’s common stock and the rights of the holders of its common stock are subject to the applicable provisions of the Nevada Revised Statutes, which is referred to herein as “Nevada law,” the Company’s amended and restated articles of incorporation, as amended (referred to herein as the “Articles of Incorporation”), the Company’s amended and restated bylaws, as amended (referred to herein as the “Bylaws”), and the rights of the holders of the Company’s preferred stock. Because this is only a summary, it does not contain all of the information that may be important to you. For a complete description of the matters set forth herein, you should refer to our Articles of Incorporation, our Bylaws, each of which is included as an exhibit to the Annual Report, and to the applicable provisions of Nevada law.

Authorized Capital

Under the Company’s Articles of Incorporation, the Company has the authority to issue 4,000,000,000 shares of common stock, par value $0.001 per share, and 10,000,000 shares of preferred stock, $0.001 par value per share. As of March 29, 2023, there were issued and outstanding: 6,738,062 shares of common stock, one share of Series A Convertible Preferred Stock, and 214,006 shares of Series D Convertible Preferred Stock.

Common Stock

Voting Rights

Each outstanding share of the Company’s common stock is entitled to one vote per share of record on all matters submitted to a vote of stockholders and to vote together as a single class for the election of directors and in respect of other corporate matters. At a meeting of stockholders at which a quorum is present, for all matters other than the election of directors, all corporate actions are determined by a majority of the votes cast at a meeting of shareholders by the holders of shares entitled to vote thereon. Directors are elected by a majority of the votes of the shares present at a meeting. Holders of shares of common stock do not have cumulative voting rights with respect to the election of directors or any other matter.

Dividends

Holders of the Company’s common stock are entitled to receive dividends or other distributions when, as and if declared by the Company’s board of directors. The right of the Company’s board of directors to declare dividends, however, is subject to any rights of the holders of other classes of the Company’s capital stock, any indebtedness outstanding from time to time and the availability of sufficient funds, as determined under Nevada law, to pay dividends.

Preemptive Rights

The holders of the Company’s common stock do not have preemptive rights to purchase or subscribe for any of the Company’s capital stock or other securities.

Redemption

Shares of the Company’s common stock are not subject to redemption by operation of a sinking fund or otherwise.

Liquidation Rights

In the event of any liquidation, dissolution, or winding up of the Company, subject to the rights, if any, of the holders of other classes of the Company’s capital stock including its preferred stock, the holders of shares of the Company’s common stock are entitled to receive any of the Company’s assets available for distribution to its stockholders ratably in proportion to the number of shares held by them.

Listing

The Company’s common stock is listed on the Nasdaq Capital Market of the Nasdaq Stock Market LLC under the symbol “ATLX.”

Transfer Agent and Registrar

The transfer agent and registrar for the Company’s common stock is VStock Transfer, LLC.

Certain Provisions of Nevada Law and the Company’s Articles of Incorporation and Bylaws

The following paragraphs summarize certain provisions of Nevada law and the Company’s Articles of Incorporation, and Bylaws.

General

Certain provisions of the Company’s Articles of Incorporation, and Bylaws, and Nevada law could make an acquisition of the Company by a third party, a change in the Company’s incumbent management, or a similar change in control more difficult.

These provisions, which are summarized below, are likely to discourage certain types of coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of the Company to first negotiate with the Company’s board of directors. The Company believes that these provisions help to protect its potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure the Company, and that this benefit outweighs the potential disadvantages of discouraging such a proposal because the Company’s ability to negotiate with the proponent could result in an improvement of the terms of the proposal. The existence of these provisions which are described below could limit the price that investors might otherwise pay in the future for the Company’s securities.

Articles of Incorporation and Bylaws

Series A Convertible Preferred Stock. One share of our Series A Convertible Preferred Stock (“Series A Preferred”) is issued, outstanding and held since 2012 by Marc Fogassa, the Company’s Chief Executive Officer and Chairman. The Certificate of Designations, Preferences and Rights of Series A Preferred provides that for so long as Series A Preferred is issued and outstanding, the holders of Series A Preferred shall vote together as a single class with the holders of our common stock, with the holders of Series A Preferred being entitled to 51% of the total votes on all matters regardless of the actual number of shares of Series A Preferred then outstanding, and the holders of common stock and any other class or series of capital stock entitled to vote with the common stock being entitled to their proportional share of the remaining 49% of the total votes based on their respective voting power. As a result, stockholders have limited ability to impact our operations and activities.

Series D Convertible Preferred Stock. On September 14, 2021, our Board of Directors designated a new class of preferred stock called Series D Convertible Preferred Stock (“Series D Preferred”) which has no voting rights, except on matters the approval of which would have an adverse effect on such class. A Certificate of Designation, Preferences and Rights of Series D Preferred was filed with the State of Nevada on September 16, 2021. . One share of Series D Preferred is convertible into 13 and 1/3 shares of our common stock. Series D Preferred is convertible into shares of our common stock solely at the election of the holder of Series D Preferred.

Authorized But Unissued Capital Stock. The Company has shares of common stock and preferred stock available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards Nasdaq. The Company may utilize these additional shares for a variety of corporate purposes, including for future public offerings to raise additional capital or facilitate corporate acquisitions or for payment as a dividend on the Company’s capital stock. The existence of unissued and unreserved common stock and preferred stock may enable the Company’s board of directors to issue shares to persons friendly to current management or to issue preferred stock with terms that could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a controlling interest in the Company by means of a merger, tender offer, proxy contest, or otherwise. In addition, if the Company issues preferred stock, the issuance could adversely affect the voting power of holders of common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation.

Blank Check Preferred Stock. The Company’s board of directors, without stockholder approval, has the authority under the Company’s Articles of Incorporation, to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock, and could be issued with terms calculated to delay or prevent a change in control or make removal of management more difficult.

Election of Directors. The Company’s bylaws provide that a vacancy on the board of directors shall be filled by the directors then in office, though less than a quorum. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the Company’s board of directors by filling the vacancies created by that removal with its own nominees.

Removal of Directors. Except in certain cases for directors elected by the holders of any series of preferred stock, a director may be removed only by the affirmative vote of a majority of the outstanding shares entitled to vote. Since Mr. Fogassa effectively holds a majority of the voting power, the other stockholders are effectively prohibited from removing directors.

Stockholder Meetings. Special meetings of shareholders, other than those regulated by statute, may be called by the president upon written request of the holders of 50% or more of the outstanding shares entitled to vote at such special meeting. Since Mr. Fogassa effectively holds a majority of the voting power, the other stockholders are effectively prohibited from calling special meetings. This provision may discourage another person or entity from making a tender offer, even if it acquired a majority of the Company’s outstanding voting stock, because the person or entity could only take action at a duly called stockholders’ meeting or by written consent.

Anti-takeover Effects of Nevada Law

Business Combinations with Interested Stockholders

The “business combination with interested stockholders” provisions of Sections 78.411 to 78.444, inclusive, of the Nevada Revised Statutes, or NRS, generally prohibit a Nevada corporation with at least 200 stockholders of record from engaging in various “combination” transactions with any interested stockholder for a period of two years after the date of the transaction in which the person became an interested stockholder, unless the combination is approved by the Company’s board of directors prior to the date the interested stockholder obtained such status or the combination is approved by the Company’s board of directors and at such time or thereafter is approved at a meeting of the stockholders by the affirmative vote of stockholders representing at least 60% of the outstanding voting power held by disinterested stockholders, and extends beyond the expiration of the two-year period, unless:

●	the combination was approved by the Company’s board of directors prior to the person becoming an interested stockholder or the transaction by which the person first became an interested stockholder was approved by the Company’s board of directors before the person became an interested stockholder or the combination is later approved by a majority of the outstanding voting power held by disinterested stockholders; or

●	if the consideration to be paid by the interested stockholder is at least equal to the highest of: (a) the highest price per share paid by the interested stockholder within the two years immediately preceding the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus interest compounded annually and less the aggregate amount of any dividends paid per share; (b) the market value per share of common stock on the date of announcement of the combination or the date the interested stockholder acquired the shares, whichever is higher, plus interest compounded annually and less the aggregate amount of any dividends paid per share; or (c) for a holder of preferred stock, the market value of the preferred stock on the date of the announcement of the combination or in the transaction in which it became an interested stockholder, whichever is higher, plus interest compounded annually and less the aggregate amount of any dividends paid per share, if it is higher.

Notwithstanding the foregoing, NRS 78.411 to 78.444, inclusive, do not apply to any combination of a resident domestic corporation with an interested stockholder after the expiration of four years after the person first became an interested stockholder.

A “combination” is generally defined to include (i) mergers or consolidations; (ii) any sale, lease exchange, mortgage, pledge, transfer, or other disposition, in one transaction or a series of transactions, to or with an “interested stockholder” or an affiliate or associate of the interested stockholder having: (a) an aggregate market value equal to more than 5% of the aggregate market value of the assets, determined on a consolidated basis, of the corporation, (b) an aggregate market value equal to more than 5% of the aggregate market value of all outstanding voting shares of the corporation, or (c) more than 10% of the earning power or net income, determined on a consolidated basis, of the corporation; and (iii) certain other transactions with an interested stockholder or an affiliate or associate of an interested stockholder.

In general, an “interested stockholder” is: (i) a person who owns, directly or indirectly, 10% or more of a corporation’s voting stock; or (ii) an affiliate or associate of the corporation who within two years was the beneficial owner, directly or indirectly, of 10% or more of a corporation’s voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts and, accordingly, may discourage attempts to acquire the Company even though such a transaction may offer the Company’s stockholders the opportunity to sell their stock at a price above the prevailing market price.

Control Share Acquisitions

The “control share” provisions of Sections 78.378 to 78.3793, inclusive, of the NRS apply to “issuing corporations” that are Nevada corporations with at least 200 stockholders of record, including at least 100 stockholders of record who are Nevada residents, and that conduct business directly or indirectly in Nevada. The control share statute prohibits an acquirer, under certain circumstances, from voting its shares of a target corporation’s stock after crossing certain ownership threshold percentages, unless the acquirer obtains approval of the target corporation’s disinterested stockholders at a special or annual meeting of the stockholders. The statute specifies three thresholds: one-fifth or more but less than one-third, one-third but less than a majority, and a majority or more, of the corporation’s outstanding voting power. Generally, once an acquirer crosses one of the above thresholds, those shares in an offer or acquisition and acquired within 90 days immediately preceding the date when the acquiring person became an acquirer become “control shares” and such control shares are deprived of the right to vote until disinterested stockholders restore the right. These provisions also provide that if control shares are accorded full voting rights and the acquiring person has acquired a majority or more of all voting power, all other stockholders who do not vote in favor of authorizing voting rights to the control shares are entitled to demand payment for the fair value of their shares in accordance with statutory procedures established for dissenters’ rights.

A corporation may elect to not be governed by, or “opt out” of, the control share provisions by making an election in its articles of incorporation or bylaws, provided that the opt-out election must be in place on the 10th day following the date an acquiring person has acquired a controlling interest, that is, crossing any of the three thresholds described above. The Company has not opted out of the control share statutes, and will be subject to these statutes if we are an “issuing corporation” as defined in such statutes.

The effect of the Nevada control share statutes is that the acquiring person, and those acting in association with the acquiring person, will obtain only such voting rights in the control shares as are conferred by a resolution of the stockholders at an annual or special meeting. The Nevada control share law, if applicable, could have the effect of discouraging takeovers of the Company.